Exhibit 99.3

[Letterhead of Water Asset Management]

December 26, 2007

Insituform Technologies, Inc.
17988 Edison Avenue
Chesterfield, MO 63005-1195

Attention:              Mr. Alfred L. Woods
Chairman of the Board and
Interim Chief Executive Officer

Dear Mr. Woods:

We are in receipt of David Morris' December 13th response to our letter to you of December 7, 2007.

While we are somewhat encouraged that "the issues raised in [our] letter will be discussed by the Board in January," we are dismayed that the Board will not discuss those critical issues until its regularly-scheduled meeting on January 18, 2008, a full six weeks after our December 7th letter and another four weeks from today.

For the reasons discussed at length in our December 7th letter, the company must immediately and actively pursue its strategic alternatives, including the possibility of a sale, and must immediately end its search for a permanent CEO. Hiring a new CEO at this time will only compound the Company's problems by engendering unnecessary expense and distraction.

Since the Board does not appear to view these issues as a matter of urgency, we can only hope that its nonchalance extends as well to the CEO hiring process and that no progress is made on that front pending the much more important board decision of maximizing value for the company's shareholders.

Insituform Technologies, Inc.
December 26, 2007
Page Two

We look forward to the Board's substantive response to the issues we have raised in our December 7th letter.

Yours sincerely,

/s/ Matthew J. Diserio                     /s/   Disque D. Deane, Jr.
Matthew J. Diserio                       Disque D. Deane, Jr.
President                            Chief Investment Officer

CC:     Mr. Stephen P. Cortinovis
        Ms. Stephanie A. Cuskley
        Mr. John P. Dubinsky
        Ms. Juanita H. Hinshaw
        Mr. Alfred T. McNeill
        Mr. Sheldon Weinig